SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 1)1

USA Mobility, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90341G-10-3

(CUSIP Number)

David C. Abrams

c/o Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston MA 02116

(617) 646-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 90341G-10-3	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David C. Abrams Abrams Capital, LLC Abrams Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

            David C. Abrams is a United States citizen.

            Abrams Capital, LLC is a Delaware limited liability company.

            Abrams Capital Partners II, LP is a Delaware limited partnership.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                None.

  8    SHARED VOTING POWER

David C. Abrams: 2,524,676 shares (includes shares beneficially owned by Abrams Capital, LLC and others) – 9.4% (See Item 5).

Abrams Capital, LLC: 2,381,633 shares (includes shares beneficially owned by Abrams Capital Partners II, LP and others) – 8.9% (See Item 5).

Abrams Capital Partners II, LP: 1,819,992 shares – 6.8% (See Item 5).

  9    SOLE DISPOSITIVE POWER

                None.

10    SHARED DISPOSITIVE POWER

David C. Abrams: 2,524,676 shares (includes shares beneficially owned by Abrams Capital, LLC and others) – 9.4% (See Item 5).

Abrams Capital, LLC: 2,381,633 shares (includes shares beneficially owned by Abrams Capital Partners II, LP and others) – 8.9% (See Item 5).

Abrams Capital Partners II, LP: 1,819,992 shares – 6.8% (See Item 5).

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

David C. Abrams: 2,524,676 shares (includes shares beneficially owned by Abrams Capital, LLC and others) – 9.4% (See Item 5).

Abrams Capital, LLC: 2,381,633 shares (includes shares beneficially owned by Abrams Capital Partners II, LP and others) – 8.9% (See Item 5).

Abrams Capital Partners II, LP: 1,819,992 shares – 6.8% (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

David C. Abrams: 2,524,676 shares (includes shares beneficially owned by Abrams Capital, LLC and others) – 9.4% (See Item 5).

Abrams Capital, LLC: 2,381,633 shares (includes shares beneficially owned by Abrams Capital Partners II, LP and others) – 8.9% (See Item 5).

Abrams Capital Partners II, LP: 1,819,992 shares – 6.8% (See Item 5).

14	TYPE OF REPORTING PERSON* David C. Abrams IN Abrams Capital, LLC OO Abrams Capital Partners II, LP PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341G-10-3	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement relates to certain shares (the “Shares”) of common stock, par value $0.0001 per share, of USA Mobility, Inc. (the “Issuer”), a Delaware corporation with principal offices at 6677 Richmond Highway, Alexandria, Virginia 22306.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are David C. Abrams (“Mr. Abrams”), Abrams Capital, LLC (“Abrams LLC”) and Abrams Capital Partners II, LP (“Abrams Capital II” and collectively with Abrams LLC and Mr. Abrams, the “Reporting Persons”). Mr. Abrams is the managing member of Abrams LLC. Abrams LLC is the general partner of Abrams Capital II. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Abrams Capital, LLC, 222 Berkeley Street, 22nd Floor, Boston MA 02116.

(c) Mr. Abrams’s principal occupation is serving as managing member of investment management companies. The principal business of Abrams LLC is providing investment management services and serving as the general partner of Abrams Capital II. Abrams Capital II is a Delaware limited partnership formed for the purpose of making investments.

CUSIP No. 90341G-10-3	13D	Page 4 of 6 Pages

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Abrams is a citizen of the United States. Abrams LLC is a Delaware limited liability company. Abrams Capital II is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

Abrams Capital II and other entities (the “Other Funds”) over which Mr. Abrams ultimately has voting and/or investment control (as described in Item 5 below) acquired certain of the Shares as a result of the merger of Arch Wireless, Inc. (“Arch”) and Metrocall Holdings, Inc. (“Metrocall”), pursuant to which merger each such entity became a subsidiary of the Issuer. Abrams Capital II and the Other Funds received such Shares in consideration for an aggregate of 1,771,492 shares of common stock of Arch and 274,000 shares of common stock of Metrocall previously held by Abrams Capital II and the Other Funds, which shares were exchanged for such Shares and cash pursuant to such merger. Mr. Abrams became a director of the Issuer immediately after the effective time of such merger. Abrams Capital II and the Other Funds purchased the remaining Shares for an aggregate of approximately $12,306,684 cash in open market purchases in March and May 2005. The source of such funds was the working capital of Abrams Capital II and the Other Funds.

Item 4. Purpose of Transaction.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) 143,043 shares of common stock, representing approximately 0.5% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Abrams Capital International, Ltd., of which Pamet Capital Management, LLC (“Pamet”) is the investment manager. Mr. Abrams is the managing member of Pamet and in such capacity has the power to vote and dispose of such shares.

CUSIP No. 90341G-10-3	13D	Page 5 of 6 Pages

163,501 shares of common stock, representing approximately 0.6% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Abrams Capital Partners I, LP, of which Abrams LLC is the general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of such shares.

1,819,992 shares of common stock, representing approximately 6.8% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Abrams Capital II, of which Abrams LLC is the general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of such shares.

398,140 shares of common stock, representing approximately 1.5% of the outstanding shares of the Issuer (based on information provided by the Issuer), are held by Whitecrest Partners, LP, of which Abrams LLC is the general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of such shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Abrams Capital II and the Other Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to securities of the Issuer. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person) and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person). Except as set forth in Item 4 of this Schedule 13D and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 90341G-10-3	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

May 24, 2005

/s/ David C. Abrams
David C. Abrams, individually

ABRAMS CAPITAL, LLC

By:	/s/ David C. Abrams
David C. Abrams, its managing member

ABRAMS CAPITAL PARTNERS II, LP

	By:	Abrams Capital, LLC, its general partner

	By:	/s/ David C. Abrams
David C. Abrams, its managing member